EXHIBIT 99.37




NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: YAMANA RESOURCES INC.

TSX SYMBOL: YRI

May 22, 2003

Yamana Update, Patagonia, Argentina


SPOKANE, WASHINGTON- -Yamana Resources Inc. reports that work continues with encouraging results on its growing inventory of gold properties in the southern Patagonia region of Argentina. Since January 2003, the Santa Cruz Joint Venture
(SCJV) has completed a drilling campaign on Yamana's Martinetas property and has initiated an aggressive mapping and trenching campaign on Yamana's La Paloma (formerly Syrah) property. The drilling at Martinetas confirms structural continuity of many promising multiple bonanza gold veins at depth, while the mapping and trenching campaign at La Paloma has extended many of the known large vein systems, found new veins, and produced bonanza gold grades from some of the few trench assay results returned to date.

The SCJV, a three-way collaboration between Yamana, Compania de Minas Buenaventura S.A.A. as operator, and Mauricio Hochschild & Compania, has been engaged in advanced exploration and reconnaissance field activities in eastern Santa Cruz Province, Argentina, since September 1, 2002. During this time, Yamana's land position in the SCJV area has expanded from 7000 hectares to more than 16,000 hectares with the addition of nine new exploration cateos.


Martinetas

Eighteen HQ diamond core holes, totaling 2,020 meters, were completed early-March, 2003, on Yamana's Martinetas property. This program was designed to examine the character and continuity at depth of several vein systems in each of three separate exploration sectors - Coyote, Cerro Oro, and Armadillo. Each sector contains several vein systems enclosing bonanza grade shoots initially identified from Yamana's trenching and drilling campaigns in the late-1990s. Subsequent intensive mapping, trenching, and sampling by the SCJV late last year defined and expanded these vein targets (see Yamana news release Q4-03- 1). The best of these targets were tested by the recent drilling campaign.

Drill assay results are pending. The drill core has now been logged and is being sawed and sampled using standard industry procedures. Samples will be shipped unprepared to ALS-Geolabs in Santiago, Chile, for pulverization, gravimetric fire assay, and ICP multielement analysis. Geolabs conducts internal quality checks according to standard laboratory protocols.


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Coyote  Sector - Five holes (481  meters)  were  drilled to test three  separate gold-rich veins defined by extensive trenching and limited previous drilling. Yamana discovered a bonanza-grade gold shoot in 1997 when drilling cut the Coyote Norte vein, intersecting 2.5 meters (true width) of 114.21 g/t gold at 30 meters depth. In 1999, a second core hole was placed 17.5 meters away along strike that hit 2.5 meters (true width) of 282.66 g/t gold, also at 30 meters depth. In the latest campaign, Coyote Norte was tested with three new core holes. Additionally, a fourth hole tested the newly discovered nearby Coyote Sur vein and its halo of stockwork veinlets, and a fifth hole tested the Calafate vein, another new nearby vein north of Coyote Norte. Each of the five holes intersected at least two significant vein intervals at down-hole depths of 30 to
94.5 meters and widths ranging from 0.2 to 2.3 meters.

Cerro Oro Sector - The Cerro Oro vein swarm was tested by four drill holes (544 meters). A reverse circulation drill hole by Yamana in 1997 cut 2 meters @ 29 g/t gold at 126 meters depth, one of the deepest known high-grade intercepts in eastern Santa Cruz province. Cerro Oro is crossed by a number of sub-parallel gold-rich vein systems which with few exceptions strike WNW. Each of the four holes intersected from three to five of these veins, ranging in width from 0.15 to 1.0 meters, at down-hole depths of 49.0 to 115.2 meters. A major exception to the common WNW vein trend is a large ENE trending vein prominently exposed along the top of Cerro Oro hill. This anomalous structure is thought to be a possible feeder for the many WNW veins at Cerro Oro and Coyote. Two of the four new drill holes were designed to test this large ENE structure as well as the WNW vein sets. The large ENE structure was intersected at a down-hole depth of 15.0 meters in one hole, 40.5 meters in the other, with respective widths 21.0 and
8.5 meters.

Armadillo Sector - Nine holes (995 meters) were drilled to test four separate vein systems - Armadillo, Choique, Mara and Mara Norte. At Armadillo, three holes were drilled to corroborate high-grade intercepts hit in several core holes drilled by Yamana in 1999; the best of these intercepts were 3.0 m @ 86.53 g/t Au and 4.6 m @ 7.80 g/t Au. An earlier generation of reverse circulation
(RC) holes, drilled at opposite inclinations on the opposite side of the vein, stayed mostly in the footwall of the structure, hitting very little vein material or gold. The three new SCJV core holes, drilled in the same directions and on the same side as the earlier RC drill holes, each intersected from 0.6 to
18.5 meters of significant vein or breccia on the Armadillo structure at depth.

At Choique, a single hole was drilled to test the vein beneath high-grade trench samples containing from 1.0 to 13.5 g/t Au over 5.4 meter widths. The hole intersected 46.0 meters of strongly brecciated material containing abundant iron oxide and clay alteration, quartz and calcite veinlets, and minor disseminated sulfide. Mara and Mara Norte were tested with five holes, two of which cut narrow veins less than 0.85 meters wide, the others intersecting only faults or shears at the downward projected position of the surface veins.



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La Paloma (Syrah)

An extensive program of trenching, sampling and mapping is underway at Yamana's La Poloma property, 40 kilometers northwest of Martinetas. Activities are focused on four principal exploration sectors - San Nicolas, San Juan, San Martin, and Santa Rosa. Each sector contains several to many vein systems, collectively comprising a district-sized area of 90 square kilometers containing more than 11 kilometers of veins with scattered bonanza gold shoots. Surface sampling of some of these veins three years ago by a Yamana affiliate returned numerous high-grade gold assays, including several with bonanza grades over 4-to-6.5-meter sample widths of 23.16 to 115.0 g/t gold.

Additionally, a limited campaign of wide-spaced reverse-circulation drill holes by Newcrest in 1996 cut high-grade intercepts in several veins at depth, including 4 meters @ 15.6 g/t gold and 2 meters @ 18.6 g/t gold. The current SCJV program plans 230 trenches (2300 meters) to examine the more promising of these veins; trenches along the strongest veins are being spaced 50 meters apart. This program, continuing to the end of field season in late-May, will define targets for a subsequent diamond core drilling campaign planned for the September 2003, field season.

More than 70 trenches have been completed to date, mostly in the San Nicolas and San Juan sectors, with about 22 percent (200 hectares) of the area having now been mapped and sampled in detail. Trenching reveals that veins are significantly and consistently wider than observed in surface outcrops. One of the most prospective vein systems examined to date is Veta Sulfuro in the San Nicolas area. A 600-meter segment of this one-kilometer long vein has been trenched, showing true vein widths of 1.2 to 3.4 meters. Assay results have been received for the first 13 trenches cut across the vein; at least 7 of the 13 trenches hit high-grade gold values ranging from 3.0 to 28.2 g/t Au. Assay results for all other trenches are pending.

Samples at La Paloma are being collected according to standard industry procedures and are shipped unprepared to ALS-Geolabs in Santiago, Chile, for pulverization, gravimetric fire assay, and ICP multi-element analysis. Geolabs conducts internal quality checks according to standard laboratory protocols.

See Yamana website for detailed maps of Martinetas 2003 Diamond Core Drilling Campaign and La Paloma Vein Map and Trench Sampling Results.



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21 E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.



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FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Resources Inc.
Victor H. Bradley
President and CEO
(509) 838-6615 (509) 838-0714 (fax) Investor@yamana.com http://www.yamana.com


INDUSTRY: PCS SUBJECT: MEX

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